S [barcode] S COMMISSION
0549

04013160

ANNU...) REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/28/03 (MM/DD/YY) AND ENDING 06/25/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShareBuilder Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 120th Avenue NE
(No. and Street)

Bellevue (City) WA. (State) 98005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel GreenShields CFO 425-451-4440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Ste 3500 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ShareBuilder Securities Corporation
(A wholly owned subsidiary of ShareBuilder Corporation)

Statement of Financial Condition

June 25, 2004

Assets	
Cash and cash equivalents	$ 7,448,778
Cash segregated under regulation	200,000
Restricted cash	862,552
Receivables from clearing organizations	63,562
Receivables from customers	10,668
Accounts receivable	220,298
Securities owned	1,012,995
Prepaid expenses and other assets	187,734
Total assets	$10,006,587
Liabilities and stockholder's equity	
Securities sold, not yet purchased	$ 115,183
Payables to customers	21,947
Accounts payable	746,381
Accrued liabilities	2,823,361
Payable to Parent	526,319
Deferred revenue	225,237
Total liabilities	4,458,428
Stockholder's equity:	
Preferred stock, no par value:	
Authorized shares – 30,000,000	
Issued and outstanding shares – None	–
Common stock, no par value:	
Authorized shares – 70,000,000	
Issued and outstanding shares – 1,000,000	23,748,481
Accumulated deficit	(18,200,322)
Total stockholder's equity	5,548,159
Total liabilities and stockholder's equity	$10,006,587

See accompanying notes.

OATH OR AFFIRMATION

I, A. Daniel GreenShields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ShareBuilder Securities Corporation, as of June 25, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA CHRISTENSEN
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
JULY 20, 2007

Signature

Chief Financial Officer
Title

Donna Christensen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*